SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Gorilla Technology Group Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G4000K100

(CUSIP Number)

September 13, 2024†

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

†	September 13, 2024 is the date the reporting persons ceased to be the beneficial owners of more than five percent of the class of securities.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4000K100

1.	Names of Reporting Persons Asteria Vision Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 169,977(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 169,977(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 169,977(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.2%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Gorilla Technology Group Inc. (the “Issuer”) held in escrow pursuant to the Business Combination Agreement by and between the Issuer and the parties thereto, dated as of December 21, 2021, as amended and restated on May 18, 2022, beneficially owned by Asteria Vision Fund I, L.P. (“Asteria”). Asteria is controlled by its general partner Asteria Vision Fund Inc. (“Asteria Inc.”). Asteria Inc. is controlled by its board of directors.

(2)

The percentage reported in this Schedule 13G is based upon 7,565,099 Ordinary Shares outstanding according to the Form 20-F filed by the Issuer on May 15, 2024, as adjusted for the stock split that occurred on April 15, 2024.

CUSIP No. G4000K100

1.	Names of Reporting Persons Asteria Vision Fund Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 169,977(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 169,977(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 169,977(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.2%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)

Represents ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Gorilla Technology Group Inc. (the “Issuer”) held in escrow pursuant to the Business Combination Agreement by and between the Issuer and the parties thereto, dated as of December 21, 2021, as amended and restated on May 18, 2022, beneficially owned by Asteria Vision Fund I, L.P. (“Asteria”). Asteria is controlled by its general partner Asteria Vision Fund Inc. (“Asteria Inc.”). Asteria Inc. is controlled by its board of directors.

(2)

The percentage reported in this Schedule 13G is based upon 7,565,099 Ordinary Shares outstanding according to the Form 20-F filed by the Issuer on May 15, 2024, as adjusted for the stock split that occurred on April 15, 2024.

Explanatory Note:

This Schedule 13G is filed by Asteria and Asteria Inc. (collectively, the “Reporting Persons”) with respect to the Ordinary Shares of the Issuer.

Item 1.

(a)	Name of Issuer:

Gorilla Technology Group Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Meridien House

42 Upper Berkeley Street

Marble Arch

London, United Kingdom W1H 5QJ

Item 2.

(a)	Name of Person(s) Filing:

Asteria Vision Fund I, L.P.

Asteria Vision Fund Inc.

(b)	Address of Principal Business Office or, if none, Residence:

The business address of Asteria is c/o Asteria Vision Fund Inc., 7700 Windrose Ave, Suite G300, Plano, Texas 75024

The business address of Asteria Inc. is c/o Asteria Vision Fund Inc., 7700 Windrose Ave, Suite G300, Plano, Texas 75024.

(c)	Citizenship:

Asteria - Delaware

Asteria Inc. - California

(d)	Title of Class of Securities:

Ordinary shares, par value $0.0001 per share

(e)	CUSIP No.:

G4000K100

Item 3.	Not Applicable, this statement is filed pursuant to 13d-1(c).

Item 4.	Ownership

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2024

ASTERIA VISION FUND I, L.P.

By:	Asteria Vision Fund Inc., its General Partner

By:	/s/ Shinji Yoshida
Name:	Shinji Yoshida
Title:	President

ASTERIA VISION FUND INC.

By:	/s/ Shinji Yoshida
Name:	Shinji Yoshida
Title:	President